

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2017

Peter K. Miller
Chief Executive Officer
OptiNose, Inc.
1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067

> **Re: OptiNose, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 26, 2017**
> **CIK No. 0001494650**

Dear Mr. Miller:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 26, 2017

Prospectus Summary, page 1

1. We note that you identify yourself in the opening paragraph of the Summary as a "commercial-stage" company. Please revise the Summary disclosure to explain the extent of your commercial activities to date. In this regard, revise to highlight your disclosure on page 18 that you have "no history of commercializing drugs" as well as your disclosure on page 78 that you do not expect to generate additional revenue in the near term from the outlicensing of AVP-825, which is the sole commercial-stage product included in your Pipeline table on page 6.

2.   Please define "chronic rhinosinusitis," "chronic sinusitis, "nasal polyposis" and related terms used in the Summary to clarify any differences or overlap between these conditions or indications. In this regard, we note that the opening paragraph explains that the company is focused on "chronic rhinosinusitis with and without nasal polyps" while the third paragraph indicates that your two supportive open-label Phase 3 trials focused on "chronic sinusitis with and without nasal polyps." We further note that your disclosure in the penultimate paragraph on page 2 indicates that you initially plan to target "chronic rhinosinusitis with nasal polyps" and subsequently seek a follow-on indication for "chronic sinusitis." Additionally, it is unclear whether "nasal polyposis," which you identify on page 1 as the subject of your November 2016 NDA, is the same condition/indication as "chronic rhinosinusitis with nasal polyps," which you identify as your initial target market on page 2. In this regard, your disclosure on page 36 suggests that chronic rhinosinusitis and nasal polyposis may be distinct indications/conditions.

3.   On page 2, please explain briefly the terms "Tier 3, single step-edit, with no prior authorization" and "COPD." Also, clarify what it means to be a "5000 high-decile INS-prescribing primary care physician."

OPN-375 may become associated with undesirable adverse reactions..., page 18

4.   We note your disclosure that the clinical investigator determined that the serious adverse effects were not treatment-related. Please identify the clinical investigator and file their consent to this summarization. Refer to Rule 436(a).

Implications of being an emerging growth company, page 59

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Market, Industry and Other Data, page 59

6.   We note your disclosures on page 4 concerning market studies that you commissioned. Please supplementally provide us copies of these and any other commissioned studies that you cite in the prospectus.

Use of Proceeds, page 60

7.   With respect to the proceeds that you anticipate will be used to fund the FDA-mandated pediatric studies and to seek approval for a follow-on indication of OPN-375 for the treatment of chronic sinusitis, please clarify whether the allocated proceeds will be sufficient to complete the studies required. If not, please disclose the amounts and sources of such other funds needed for such purposes. Refer to Instruction 3 to Item 504 of Regulation S-K.

Critical accounting policies
Management's Discussion and Analysis of Financial Condition and Results of Operation
Stock-based compensation , page 81

8.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

AVP-825 License Agreement, page 108

9.   With respect to the Avanir License Agreement, please disclose all material terms of the agreement, including:

  • Duration of the license and the royalty term;
  • Termination provisions; and
  • Up-front or execution payments received.

    You may contact Yaakov Luxenburg at 202-551-2339 or Jim Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance